UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 11-K

___________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 001-34624

Umpqua Bank 401(k) and Profit Sharing Plan

(Full title of the Plan)

Umpqua Holdings Corporation

(Name of the issuer of the securities held pursuant to the Plan)

Umpqua Bank Plaza

One SW Columbia Street, Suite 1200

Portland, OR 97258

(address of principal executive office of the issuer)

REQUIRED INFORMATION

1. Not Applicable

2. Not Applicable

3. Not Applicable

4. The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2011, prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public

Accounting Firm and Financial Statements

(with supplemental schedule) for

Umpqua Bank

401(k) and Profit Sharing Plan

December 31, 2011 and 2010

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4–12

SUPPLEMENTAL INFORMATION
Schedule H, line 4(i) – Schedule of assets (held at end of year)	13–14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) – Schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 9 to the financial statements, the Plan has restated its financial statements as of December 31, 2010 to correct errors resulting from identifying an individually directed account which was previously not included in net assets available for benefits.

Portland, Oregon

June 27, 2012

1

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
		2010
	2011	(Restated)

ASSETS
Investments, at fair value
Registered investment companies	$73,445,706	$70,505,680
Common stock	6,758,088	7,284,109
Individually directed accounts (see Note 9)	4,439,663	4,349,112

Total investments, at fair value	84,643,457	82,138,901

Receivables
Notes receivable from participants	2,412,885	2,238,767
Accrued earnings	38,122	29,776
Employer contributions	544,247	494,867
Participant contributions	22,639	19,119
Due from broker for securities sold	33,506	25,347

Total receivables	3,051,399	2,807,876

Cash, non-interest bearing	82,337	196,410

Total assets	87,777,193	85,143,187

LIABILITIES
Due to broker for securities purchased	108,236	88,373

NET ASSETS AVAILABLE FOR BENEFITS	$87,668,957	$85,054,814

See accompanying notes.	2

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
ATTRIBUTED TO
Investment income
Net depreciation in fair value of investments	$(1,873,230)
Dividends	222,559
Interest	28,366

Net investment loss	(1,622,305)

Interest income on notes receivable from participants	100,353

Contributions
Employer	2,616,372
Participant	8,422,803
Rollovers	2,080,983

13,120,158

Total additions	11,598,206

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	8,769,736
Administrative expenses	214,327

Total deductions	8,984,063

CHANGE IN NET ASSETS	2,614,143

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year - restated (see Note 9)	85,054,814

End of year	$87,668,957

3	See accompanying notes

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service.

Contributions –

Employee deferrals – Participants may elect to contribute up to 100% of eligible compensation to the Plan each year. In addition, a Roth 401(k) option allows participants to make after-tax contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer match – The Company may elect to make discretionary matching contributions to the Plan. Participants must complete at least 250 hours of service during the Plan quarter, and be employed as of the last day of the Plan quarter, to be eligible to receive any matching contributions for that quarter. The Company matched 50% of employee contributions, up to 6% of eligible compensation deferred to the Plan for the year ended December 31, 2011.

Employer profit sharing – The Company may elect to make discretionary profit sharing contributions to the Plan. Participants must complete at least 1,000 hours of service during the Plan year, and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant’s compensation bears to the total of all participants’ compensation. There were no profit sharing contributions for the year ended December 31, 2011.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers various registered investment company mutual funds as investment options for participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule.

Percentage

Years of service
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2011, the rates of interest on outstanding loans ranged from 4.16% to 10.25% with various maturities through July 2030.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account balance, or annual installments over a period not more than the participant’s life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. As of December 31, 2011 and 2010, forfeited non-vested accounts totaled $123,327 and $109,023, respectively. For the year ended December 31, 2011, Company contributions were reduced by $137,280 from forfeited non-vested accounts.

5

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent accounting pronouncements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The guidance, which was effective for periods beginning December 15, 2009, required additional disclosures about transfers between levels within the fair value hierarchy and clarified existing disclosure requirements regarding classes of assets and liabilities measured at fair value. Additional guidance which is effective for reporting periods beginning after December 15, 2010 requires the Plan to present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The Plan adopted this guidance on January 1, 2011. See Note 4.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan adopted this guidance effective December 31, 2010 and reclassified notes receivable from participants of $2,238,767 for the year ended December 31, 2010 from investments to notes receivable from participants.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The update requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used and quantitative information about significant unobservable inputs. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption of ASU No. 2011-04 to have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

6

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan Document.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company. Transaction fees and investment management fees are paid by the Plan.

7

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Reclassification – Certain amounts from the prior year statement of net assets available for benefits have been reclassified, in order to conform to the current year presentation.

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

Note 3 – Investments

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2011	2010
PIMCO Total Return Fund R5	$10,896,210	$9,665,664
Goldman Sachs Financial Square Prime Fund	$10,462,605	$9,960,040
MainStay Large Cap Growth Institutional Fund	$8,422,761	*
MFS Value Fund R5	$7,151,251	$7,005,274
Umpqua Holdings Corporation Common Stock	$6,758,088	$7,284,109
Vanguard 500 Index Fund	$6,479,774	$5,094,599
Vanguard Balanced Index Fund	$4,470,757	*
American Funds Growth Fund of America A	*	$8,640,975
Royce Low Priced Stock Fund	*	$4,191,438

*Indicates investment was less than 5% of net assets available for benefits.

During 2011, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Registered investment companies	$(1,977,057)
Common stock	121,698
Individually directed accounts	(17,871)

Net depreciation in fair value of investments	$(1,873,230)

8

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of fair value measurement –

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology are quoted prices in markets that are not considered to be active, or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered investment companies (mutual funds) – Valued at the net asset value (NAV) of shares held by the plan at year end using prices quoted by the relevant pricing agent.

Registered investment companies (money market fund) – The money market fund is a public investment vehicle valued using $1 for the NAV. The money market fund is classified within level 2 of the valuation hierarchy.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31:

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced	$7,653,289	$-	$-	$7,653,289
Blended	14,714,312	-	-	14,714,312
Bond	10,896,210	-	-	10,896,210
Foreign equity	6,880,755	-	-	6,880,755
Growth	14,976,073	-	-	14,976,073
Value	7,862,463	-	-	7,862,463
Money market	-	10,462,604	-	10,462,604
Common stock – Umpqua Holdings Corp.	6,758,088	-	-	6,758,088
Individually directed accounts
Sweep and cash accounts	277,644	-	-	277,644
Common stock	3,641,400	-	-	3,641,400
Corporate bonds	-	66,790	-	66,790
Preferred stock	-	91,890	-	91,890
Registered investment company funds	-	361,939	-	361,939

	$73,660,234	$10,983,223	$-	$84,643,457

	Investment Assets at Fair Value as of December 31, 2010 (Restated)
	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced	$6,841,917	$-	$-	$6,841,917
Blended	13,500,520	-	-	13,500,520
Bond	9,665,664	-	-	9,665,664
Foreign equity	7,825,639	-	-	7,825,639
Growth	15,259,017	-	-	15,259,017
Value	7,452,883	-	-	7,452,883
Money market	-	9,960,040	-	9,960,040
Common stock – Umpqua Holdings Corp.	7,284,109	-	-	7,284,109
Individually directed accounts
Sweep and cash accounts	355,954	-	-	355,954
Common stock	3,237,548	-	-	3,237,548
Corporate bonds	-	231,469	-	231,469
Preferred stock	-	103,790	-	103,790
Registered investment company funds	-	420,351	-	420,351

	$71,423,251	$10,715,650	$-	$82,138,901

10

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The FASB issued guidance on accounting for uncertainty in income taxes (ASC 740-10). The Plan adopted this new guidance for the year ended December 31, 2010. Management evaluated the Plan’s tax position and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax position that requires adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

Note 7 – Party-in-Interest Transactions

Plan investments include shares of the Umpqua Holdings Corporation Stock Fund which is comprised of common stock of the Company. Additionally, the Plan has cash accounts held with Umpqua Bank for the benefit of an individually directed account at December 31, 2011 and 2010, in the amount of $235,000 and $356,000, respectively. Note 9 addresses the restatement of the December 31, 2010 individually directed account balance.

Note 8 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

11

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 9 – Restatement

Subsequent to the year ended December 31, 2010, it was determined that an additional $2,220,625 in investments and net assets available for Plan benefits should have been recorded at December 31, 2010. These funds are mainly related to plans merged into the Plan several years ago that had not been properly accounted for as Plan investments at the time. The Plan’s financial statements at December 31, 2010 have been restated to correct for this error. The impact of this restatement is summarized as follows as of December 31, 2010:

	As Previously
	Reported	Change	As Restated

Statement of net assets available for benefits
Investments, at fair value
Individually directed accounts	$2,128,487	$2,220,625	$4,349,112
Total assets	$82,922,562	$2,220,625	$85,143,187
Net assets available for benefits	$82,834,189	$2,220,625	$85,054,814

12

SUPPLEMENTAL SCHEDULE

REQUIRED BY THE DEPARTMENT OF LABOR

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

EIN: 93-0419143

PLAN NO. 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	PIMCO Total Return Fund R5	Registered investment company	**	$ 10,896,210
	Goldman Sachs Financial Square Prime Fund	Registered investment company	**	10,462,605
	MainStay Large Cap Growth Institutional	Registered investment company	**	8,422,761
	MFS Value Fund R5	Registered investment company	**	7,151,251
	Vanguard 500 Index Fund	Registered investment company	**	6,479,774
	Vanguard Balanced Index Fund Signal	Registered investment company	**	4,470,757
	T Rowe Price Mid Cap Growth Fund	Registered investment company	**	4,088,138
	Royce Low Priced Stock Fund	Registered investment company	**	3,909,968
	American Funds Europacific Growth Fund	Registered investment company	**	3,909,212
	Invesco VKM Equity & Income Fund Y	Registered investment company	**	3,182,532
	Dimensional Intenational Value Portfolio	Registered investment company	**	2,971,543
	MainStay MAP Institutional	Registered investment company	**	2,681,904
	Columbia Acorn Z Fund	Registered investment company	**	2,465,173
	Dreyfus Mid Cap Index Fund	Registered investment company	**	1,642,665
	Columbia Mid Cap Value Fund	Registered investment company	**	711,213
*	Umpqua Holdings Corporation	Common stock	**	6,758,088
*	Umpqua Bank Sweep	Money market sweep - IDA	**	234,644
	Intel Corp	Common stock - IDA	**	145,500
	Coca Cola Co.	Common stock - IDA	**	132,943
	Wal-mart	Common stock - IDA	**	125,496
	Aon Corp	Common stock - IDA	**	121,680
	Noble Energy Inc.	Common stock - IDA	**	119,875
	Microsoft Corp	Common stock - IDA	**	119,416
	Stancorp Financial Group	Common stock - IDA	**	110,250
	Chevron Corp	Common stock - IDA	**	108,102
	Praxair, Inc.	Common stock - IDA	**	106,900
	News Corp A	Common stock - IDA	**	105,256
	Comcast Corp.	Common stock - IDA	**	104,842
	Ecolab Inc.	Common stock - IDA	**	104,058
	3M Co.	Common stock - IDA	**	98,076
	United Health Group Inc.	Common stock - IDA	**	96,191
	Pepsico, Inc.	Common stock - IDA	**	92,890
	Johnson & Johnson	Common stock - IDA	**	91,812
	Liberty Global, Inc. C	Common stock - IDA	**	86,825
	Loews Corp	Common stock - IDA	**	86,595
	W.R. Berkley Corporation	Common stock - IDA	**	85,975
	Wells Fargo Company	Common stock - IDA	**	82,680
	Schlumberger Ltd	Common stock - IDA	**	81,972
	Kraft Foods, Inc. A	Common stock - IDA	**	78,456
	Goldman Sachs Group, Inc.	Common stock - IDA	**	75,871
	Altera Corporation	Common stock - IDA	**	74,200
	Nestle SA Sponsored ADR	Common stock - IDA	**	69,252
	Proctor & Gambel	Common stock - IDA	**	66,710
	Watson Pharmaceuticals	Common stock - IDA	**	60,340
	Vodafone Group PLC ADR	Common stock - IDA	**	58,863
	Google	Common stock - IDA	**	58,131
	Waste Management Inc.	Common stock - IDA	**	55,607
	Apache Corp	Common stock - IDA	**	54,348
	CVS/Caremark Corp	Common stock - IDA	**	53,014

13

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

EIN: 93-0419143

PLAN NO. 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Newfield Exploration	Common stock - IDA	**	52,822
	Fidelity National Information Services, Inc.	Common stock - IDA	**	51,585
	Progressive Corp	Common stock - IDA	**	50,726
	Costco Wholesale Corp	Common stock - IDA	**	49,992
	ConocoPhillips	Common stock - IDA	**	47,366
	Thermo Fisher Scientific, Inc.	Common stock - IDA	**	44,970
	Berkshire Hathaway, Inc B	Common stock - IDA	**	38,150
	International Business Machine Corp	Common stock - IDA	**	36,776
	Liberty Global, Inc. A	Common stock - IDA	**	35,778
	Exxon Mobil Corp	Common stock - IDA	**	33,904
	AT&T,Inc.	Common stock - IDA	**	30,240
	McDonalds Corp	Common stock - IDA	**	30,099
	US Bancorp	Common stock - IDA	**	27,050
	Hewlett-Packard Company	Common stock - IDA	**	25,760
	Oracle Corp	Common stock - IDA	**	25,650
	BP PLC Spons ADR	Common stock - IDA	**	25,644
	Pfizer Incorporated	Common stock - IDA	**	21,640
	Plum Creek Timber Co, Inc.	Common stock - IDA	**	18,280
	Citigroup, Inc New C	Common stock - IDA	**	13,944
	Corning, Inc.	Common stock - IDA	**	12,980
	Ion Geophysical Corp	Common stock - IDA	**	12,260
	Pengrowth Energy Corp	Common stock - IDA	**	10,530
	Medco Health Solutions	Common stock - IDA	**	9,950
	Bank of America Corp	Common stock - IDA	**	7,945
	Aligent Tech, Inc. A	Common stock - IDA	**	6,637
	Nokia Corp	Common stock - IDA	**	4,820
	Benjamin Franklin Federal Savings	Common stock - IDA	**	1,950
	Ascent Capital Group, Inc. A	Common stock - IDA	**	1,826
	Stancorp Financial Group Bonds	Corporate bond - IDA	**	44,979
	General Motors Accept Corp Smartnotes	Corporate bond - IDA	**	21,811
	Cash	Cash - IDA	**	43,000
	SSGA Inst Gov Money Market Fund	Money market - IDA	**	90,628
	American Funds Global Balanced Fund	Registered investment company - IDA	**	99,924
	Aquila Three Peaks High Income Fund	Registered investment company - IDA	**	53,618
	Third Ave TR Value Fund	Registered investment company - IDA	**	47,033
	Templeton Global Bond Fund A	Registered investment company - IDA	**	26,219
	CBRE Clarion Global Real Estate Income Fund	Registered investment company - IDA	**	13,680
	Thornburg Invt TR Core Growth Fund A	Registered investment company - IDA	**	12,406
	Fidelity Advisor New Insights Fund	Registered investment company - IDA	**	9,791
	ING Global Eq Div & Prem Opportunity Fund	Registered investment company - IDA	**	8,640
	Credit Suisse Non-cum Pep Cap Note	Preferred stock - IDA	**	25,550
	Barclays Bank PLC Non-cum Perp Pfd	Preferred stock - IDA	**	22,280
	Bank of America Non-cum Perp Pfd Ser H	Preferred stock - IDA	**	22,100
	Bank of America Non-cum Pfd Callable	Preferred stock - IDA	**	21,960
	Participant loans	4.16% – 10.25%, various maturity dates	--	2,412,885

				$87,056,342

* Indicates party-in-interest

** Information is not required as investments are participant directed.

14

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2012	Umpqua Bank 401(k) and Profit Sharing Plan
By: /s/ Steven L. Philpott Steven L. Philpott Chair of the Umpqua Bank 401(k) Advisory Committee, Plan Administrator

EXHIBIT INDEX

Exhibit Description

23.1 Consent of Independent Registered Public Accounting Firm